UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

LOJACK CORPORATION

(Name of Subject Company)

LOJACK CORPORATION

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

539451104

(CUSIP Number of Class of Securities)

Randy L. Ortiz

Chief Executive Officer

LoJack Corporation

40 Pequot Way

Canton, Massachusetts 02021

(781) 302-4200

With copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

Jacqueline Mercier, Esq.

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109-2881

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on February 16, 2016 (as amended or supplemented from time to time, the “Schedule 14D-9”) by LoJack Corporation, a Massachusetts corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Lexus Acquisition Sub, Inc., a Massachusetts corporation and a wholly-owned subsidiary of CalAmp Corp., a Delaware corporation, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company at a price of $6.45 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 16, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in this Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8. ADDITIONAL INFORMATION.

“Item 8. Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs immediately preceding the heading “Cautionary Statement Regarding Forward-Looking Statements”:

The subsequent offering period expired at 12:00 midnight, Eastern time on Thursday, March 17, 2016 (one minute after 11:59 p.m. Eastern time on Thursday, March 17, 2016). The depositary for the Offer has advised Parent and Purchaser that, as of such time, an aggregate of 16,148,232 Shares were tendered into, and not withdrawn from, the Offer, representing approximately 82.1% of the outstanding Shares on a fully diluted basis. The validly tendered Shares, together with the 850,100 Shares already owned by Purchaser, represent approximately 86.4% of the outstanding Shares on a fully diluted basis. Purchaser has accepted for payment all Shares that were validly tendered during the subsequent offering period and payment will be made promptly, in accordance with the terms of the Offer.

Following the expiration of the subsequent offering period, Purchaser exercised the Top-Up Option to purchase additional Shares from the Company at a purchase price of $6.45 per Share, which, together with the Shares purchased in the Offer and the 850,100 Shares already owned by Purchaser, represent approximately 90% of the outstanding Shares on a fully diluted basis.

Purchaser intends to effect a short-form merger pursuant to Section 11.05 of the MBCA without the need for a meeting of the Company shareholders. In the Merger, each issued and outstanding Share that was not acquired by

Purchaser in the Offer, other than Shares owned by Parent or Purchaser, and Shares owned by shareholders who properly exercise appraisal rights, if available under Massachusetts law, will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any required withholding taxes.

Upon completion of the Merger, the Surviving Corporation will become a wholly-owned subsidiary of Parent. The Company will also be delisted from the NASDAQ stock exchange.

The full text of the joint press release issued by Parent and the Company on March 18, 2016 in connection with the expiration of the subsequent offering period is filed as Exhibit (a)(12) hereto and is incorporated herein by reference.”

ITEM 9. EXHIBITS.

“Item 9. Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit:

Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.

(a)(12)	Joint Press Release issued by the Company and Parent, dated March 18, 2016	Schedule TO	3/18/2016	(a)(5)(C)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LOJACK CORPORATION

Dated: March 18, 2016	By:	/s/ José M. Oxholm
	Name:	José M. Oxholm
	Title:	Senior Vice President and General Counsel